SONIC Technology Solutions Inc.

Unit #7 – 8765 Ash Street
Vancouver, BC V6P 6T3
Tel: 604-736-2552 Fax: 604-736-2558

VIA FACSIMILE: (202) 772-9366
(Original to follow by mail)

December 21, 2007

Attention: Martin F. James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C., USA 20549

Dear Mr. James:

RE:	Sonic Technology Solutions Inc.
Form 20-F for the Year Ended December 31, 2006
Your File No. 000-50734

Further to your correspondence dated October 15, 2007, we are replying to your inquiries pertaining to the above mentioned file. Our replies are preceded by your questions:

Notes to Consolidated Financial Statements

Item 17. Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

1.

We note from your response to comment 6 that you incorrectly recorded approximately $257,000 for costs accrued related to the termination of the former owner of Terra-Kleen and the contingent payment arrangements during fiscal 2006 related to the purchase agreement that was amended on March 22, 2007 and that you should have recorded these costs in fiscal 2007. Considering this error and the number of others you noted throughout your response, please provide us with a comprehensive qualitative and quantitative analysis of the materiality of errors noted in your response, both individually and in the aggregate, based on the guidance in SAB 99 and SAB 108 as they related to your US GAAP reconciliation for the year ended December 31, 2005 and 2006. Within your discussion, please also provide a qualitative and quantitative analysis related to how you determined that the adjustment of approximately $257,000 would not be material to fiscal 2007.

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2.

Please refer to prior comment 7. As previously requested, please tell us why the restatement relating to the acquisition of SESI and Contech resulted in an increase of $2,585,461 to the opening shareholders’ equity as of January 1, 2005 under US GAAP. Within your discussion, please provide to us the correct amount by which you increased your statement of shareholders’ equity as of January 1, 2005 under US GAAP related to the restatements for these acquisitions.

Response to Question 1

In 2005 the following significant unadjusted difference (SUD) was noted:

For 2005 given that the total assets for the company were ~$11,002,491 in 2005 a difference of $39,750 is below 1% of total assets it would not be considered material both individually and in the aggregate. This error had no impact on going concern consideration nor did it have a significant impact on working capital ratios.

In 2006 the following SUDs were noted:

The $13,150 error in regards to the purchase cost error is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, given that the error would have an insignificant impact on the working capital ratio and the shareholders’ deficit the error is not considered material.

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The $1,000 error in relation to the change in value is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, from a qualitative view the error does not have a significant impact on the level of losses nor does it indicate any failure to comply with laws or regulations.

The $256,785 error in regards to recognising contingent termination costs in fiscal 2006 is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, the error does not mask any change in or trend of actual or expected losses nor does it indicate any problems with compliance to laws or regulations.

For 2006 given that the shareholders’ deficit for the company was ~$18,000,000 in 2006 and the loss for 2006 was ~$7,000,000 the changes to liabilities are not material in aggregate nor are the changes to equity or expenses as the differences are below 2% of shareholders’ deficit and below 5% of the loss for 2006 the errors would not be considered material in the aggregate.

The Company has utilised the iron curtain method of evaluating SUDs. Once a decision is reached not to record adjustments in a given period, an “iron curtain” falls over that period and any eventual recording of the prior unadjusted amounts must be made in a future period. This is because the iron curtain method considers it inappropriate to offset any amounts from the prior period’s Cumulative Unadjusted Audit Differences (CUAD) against the current period’s CUAD. The Company utilised the iron curtain method because the Company’s operations are undergoing significant changes (towards profitability and towards an emphasis on sharing technology) and it is more appropriate to evaluate on an annual basis until the changes are finalised.

Furthermore, on an aggregate basis the Company believes this amount is not qualitatively material as the item does not mask any change in or trend of actual or expected losses; the Company has reported losses in the current and prior years. The item does not affect actual or expected compliance with any laws, regulatory requirements, covenants or other contractual arrangements in the current or subsequent years, respectively; and the item does not affect management compensation in the current or subsequent years.

2007 Error in regards to termination costs recorded in 2006

As of the second quarter ended in fiscal 2007 the expected losses (based on extrapolated data) of ~$5m and shareholders’ deficit of ~$21m this correction of the amount $256,785 would not be considered material from a quantitative view. Further, it would not be considered material given that the item does not affect actual or expected compliance with any laws, regulatory requirements, covenants or other contractual arrangements in the current or subsequent years, respectively; and the item does not affect management compensation in the current or subsequent years. Also, the Company believes this amount is not qualitatively material as the item does not mask any change in or trend of actual or expected losses. Accordingly, the Company is not proposing to reflect any adjustment to 2007 for this item.

Response to Question Two:

The number in the sentence in the final paragraph in the US GAAP reconciliation note that addresses the prior period restatement note was presented in error, but the information in the

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tables in the US GAAP reconciliation note is properly stated. Accordingly there was no increase to the US GAAP opening Shareholder’s equity by $2,585,461. The increase is (8,806,738 – 8,008,223) $798,515 as is correctly reflected in the table of the note. This increase is a result of recognising values at acquisition and then depreciating appropriately over that time period.

From December 31, 2006 financial statements:

From December 31, 2005 financial statements:

Sincerely,

Sonic Technology Solutions Inc.

Per:

“Lisa Sharp”
Chief Financial Officer

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